"The Company regrets that there will be
unavoidable delay in submitting its 20-F report to the US-SEC for reasons that compliance with new Philippine/US
Accounting Standards (SFAS) is being
worked out and the need for the financial report to be reviewed by the US partner of our Philippine auditing firm, Sycip Gorres
Velayo & Co. The Company expects to
meet the filing requirement before end of the month or soon thereafter."